Exhibit 12

PANHANDLE EASTERN PIPE LINE COMPANY
RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the consolidated ratio of earnings to fixed charges on an historical basis for the nine months ended September 30, 2011 and the years ended December 31, 2010, 2009, 2008, 2007 and 2006.  For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest.  “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals.  No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial.  Interest on unrecognized tax liabilities is excluded from the computation of fixed charges as it is recorded by the Company in income tax expense versus interest expense.

	9 Months Ended	Year Ended December 31,
	September 30, 2011	2010	2009	2008	2007	2006

	(In thousands)
FIXED CHARGES:
Interest Expense	$79,750	$102,001	$82,881	$90,514	$83,748	$63,322
Net amortization of debt discount, premium and
issuance expense	1,101	1,457	1,615	(1,457)	(1,197)	(1,333)
Capitalized Interest	835	6,629	25,701	18,910	14,203	4,645
Interest portion of rental expense	3,181	4,497	4,122	3,050	3,582	3,780

Total Fixed Charges	$84,867	$114,584	$114,319	$111,017	$100,336	$70,414

EARNINGS:
Consolidated pre-tax income (loss) from
continuing operations	$186,596	$244,456	$242,315	$247,206	$246,742	$225,794
Earnings of equity investments	(162)	(237)	(224)	(304)	(299)	(172)
Distributed income from equity investments	580	-	-	-	-	174
Capitalized interest	(835)	(6,629)	(25,701)	(18,910)	(14,203)	(4,645)
Total fixed charges (from above)	84,867	114,584	114,319	111,017	100,336	70,414

Earnings Available for Fixed Charges	$271,046	$352,174	$330,709	$339,009	$332,576	$291,565

Ratio of Earnings to Fixed Charges	3.2	3.1	2.9	3.1	3.3	4.1